Exhibit 14.1

Corporate Code of Conduct

of

Cirrus Logic, Inc.

June 3, 2004

(as amended on

April 23, 2013, and March 5, 2014)

Table of Contents

I.	Ethics and Compliance	1

II.	Confidential Information	2

III.	Conflicts of Interest and Corporate Opportunities	3

IV.	Fair Dealing	4

V.	Government Investigations	4

VI.	Insider Information	4

VII.	Customer, Supplier and Competitor Relations	5

VIII.	Export Controls	8

IX.	Public Company Reporting	8

X.	Record Management	8

XI.	Recording Transactions	9

XII.	Use and Protection of Company Assets	9

XIII.	Delegation of Authority	10

XIV.	Monitoring and Enforcement	10

XV.	Reporting Violations	10

XVI.	Corrective Actions	11

XVII.	Amendment, Modification, Waiver and Termination of Provisions of the Code	11

-i-

CORPORATE CODE OF CONDUCT

I.	ETHICS AND COMPLIANCE

Cirrus Logic, Inc. (“we” or the “Company”) is committed to promoting integrity, honesty and professionalism, and maintaining the highest standards of ethical conduct in all of the Company’s activities. The Company’s business success is dependent on our reputation for integrity and fairness. Therefore, it is essential that the highest standards of conduct and professional integrity be observed in all contacts made by our directors and employees with our customers, creditors, stockholders, suppliers, governmental officials, fellow employees and members of the general public. In this regard, we have established this written set of policies dealing with the rules and policies of conduct to be used in conducting the business affairs of the Company.

This document does not cover all Company policies or all laws. Please refer to the Company’s intranet for additional policies adopted by the Company. In addition, if a local law conflicts with a policy in this Code, then you must comply with the law; if a local custom or practice conflicts with this Code, then you must comply with this Code. If your line of business or region has a policy or practice that conflicts with this Code, then you must comply with this Code. If your line of business or region has policies or practices that require more of you than is required by the Code or if local law requires more, then you must follow the stricter policy, practice or law. Think of this Code as a baseline, or a minimum requirement, which must always be followed. The only time you can go below the baseline is if a law absolutely requires you to do so or if the Company’s Board of Directors or the Governance and Nominating Committee of the Board has approved the exception in writing.

No set of policy guidelines can anticipate all situations that the Company’s employees or directors may encounter. When faced with a business decision with ethical implications, you as an employee or director should ask yourself the following questions:

•	Would my actions inspire trust?

•	Are my actions legal? If legal, are they also ethical? Are my actions fair and honest in every respect?

•	Can I defend this action with a clear conscience before my supervisor, fellow employees and the general public?

•	Would my supervisor act this way? Would it be helpful to ask my supervisor about this matter before I act?

•	Would I want my actions reported in the newspaper?

When in doubt, you are encouraged to seek guidance and express any concerns you may have regarding this Code. Questions regarding these rules and policies should be directed to the Company’s General Counsel. Any concerns or possible violations of these rules and policies should be promptly reported by contacting Ethicspoint, an independent reporting system provider, by phone at 1-866-384-4277 (1-866-ETHICSP), or through its website at www.ethicspoint.com.

Violations of the rules and policies of conduct set forth in this Code will result in corrective action up to and including termination of employment.

II.	CONFIDENTIAL INFORMATION

Information on the Company’s activities, strategies and business data is proprietary. Confidential information includes all non-public information that might be of use to the Company’s competitors, or harmful to the Company or the Company’s customers, if disclosed. We believe that our confidential proprietary information and data are important corporate assets in the operation of our business and prohibit the use or disclosure of this information, except when disclosure is authorized or legally mandated. You must be careful not to disclose confidential information to unauthorized persons, either inside or outside the Company, and you must exercise care to protect the confidentiality of information received from any other party.

To protect this information, it is Company policy that:

•	Confidential information of the Company should be disclosed within the Company only on a need-to-know basis.

•	Confidential information of the Company should be disclosed outside the Company only when required by law or when necessary to further the Company’s business activities and in accordance with the Company’s disclosure guidelines. Any disclosure of confidential information outside the Company must be pursuant to an approved Non-Disclosure Agreement.

Concerns with respect to confidential information may arise in the securities area as well. See the Company’s Policy on Insider Trading and Confidentiality that is accessible on the Company’s intranet. If you believe you have a legal obligation to disclose confidential information, you should consult the Legal Department prior to doing so.

Patents, Copyrights, Trademarks and Proprietary Information

Protection of the Company’s intellectual property, including its trade secrets, pending patent information, scientific and technical knowledge, know-how and the experience developed in the course of the Company’s activities, is essential to maintaining our competitive advantage. This information should be protected by all Company personnel and should not be disclosed to outsiders.

Much of the information we develop in research, production, marketing, sales, legal and finance is original in nature and its protection is essential to our continued success. This information should be safeguarded. Proprietary/confidential information and trade secrets may consist of any formula, pattern, device or compilation of information maintained in secrecy that is used in business, and that gives the business an opportunity to obtain an advantage over competitors who do not know about it or use it. This information should be protected by all Company employees and not disclosed to outsiders. Its loss through inadvertent or improper disclosure could be harmful to the Company.

No Inadvertent Disclosures

In becoming an employee, you were required to sign an agreement confirming your obligation not to disclose the Company’s proprietary confidential information, both while you are employed and after you leave the Company. The loyalty, integrity and sound judgment of the Company’s employees both on and off the job are essential to the protection of this information.

You should be especially mindful in the use of the telephone, cellular telephone, fax, telex, electronic mail, and other electronic means of storing and transmitting information.

You should take every practicable step to preserve the Company’s confidential information. For example, you should not discuss material information in elevators, hallways, restrooms, restaurants, airplanes, taxicabs, or any place where you can be overheard; not read confidential documents in public places or discard them where they can be retrieved by others; not leave confidential documents in unattended conference rooms; and not leave confidential documents behind when a meeting or conference is over. Also, you should be cautious when conducting conversations on speaker telephones in offices, and of the potential for eavesdropping on conversations conducted on cellular, car or airplane telephones, and other unsecured means of communication.

III.	CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

A conflict of interest occurs when an individual’s private interest interferes, or even appears to interfere, in any way with the interests of the Company as a whole. As a result, you as an employee or director must avoid any action that may involve, or may appear to involve, a conflict of interest with the Company. If you consider undertaking any transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict or disparity of interest between you and the Company, or in your personal or professional relationship, you must promptly disclose this activity for review by the Legal Department. Immediate disclosure of any potential conflict is the key to remaining in full compliance with this Code.

Examples of Potential Conflicts:

•	You take actions or have interests that may make it difficult to perform your work at the Company objectively and effectively.

•	You, or a member of your family, receive improper personal benefits as a result of your position in the Company.

•	You perform services for, serve as a director, employee or consultant of, or have a substantial interest in, any competitor of the Company.

•	You engage in a transaction with the Company, or work for or own a substantial interest in any organization, doing or seeking to do business with the Company.

•	You intend to acquire ownership of, or an interest in, any type of property (such as real estate, patent rights, securities or software) in which the Company has or might reasonably be thought to have an interest.

In addition, you are prohibited from engaging in the following corporate opportunities:

•	Taking for yourself personally opportunities that are discovered through the use of Company property, information or position.

•	Using Company property, information or position for personal gain.

•	Competing with the Company.

You owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

IV.	FAIR DEALING

You should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

V.	GOVERNMENT INVESTIGATIONS

It is Company policy to fully cooperate with any appropriate government investigation. If you learn about a possible government investigation or inquiry, inform the Legal Department immediately.

The Company prohibits any employee, officer or director from altering, destroying, mutilating or concealing a record, document, or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in an official preceding. Furthermore, the Company prohibits any employee or director from otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

VI.	INSIDER INFORMATION

In the normal course of business, directors, officers and employees of the Company may come into possession of significant, nonpublic information. This kind of information, often referred to as “material, nonpublic” information in the securities laws, is considered the property of the Company that you have been entrusted with. Accordingly, you may not seek to profit from it by buying or selling securities yourself or by passing on the information to others to enable them to profit. This rule applies to trading in Cirrus’ own securities, but it also applies to trading in the securities of other companies if you learn something in the course of your employment or relationship with Cirrus that might affect the value of the other stock. The insider trading rules apply both to buying stock (to make a profit based on good news) and selling stock (to avoid a loss based on bad news).

Besides your obligation to refrain from trading while in possession of material, nonpublic information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that you were trying to help them make a profit or avoid a loss. When tipping occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee, in turn, gives the information.

The basic Company policy in the insider trading area is that no trading under any circumstances is permitted by Company personnel while such personnel or members of their households possess material, nonpublic information, as described above. In addition, certain individuals are restricted from trading during restricted trading periods, generally in connection with the Company’s earnings announcements. The policy also includes other prohibitions on trading, including the prohibition against trading in options in the Company’s securities, which are specifically designed to encourage investment in the Company’s stock for the long term, on a buy and hold basis, and to discourage active trading or short-term speculation. For additional information regarding the complete policy, see the Company’s Policy on Insider Trading and Confidentiality, which can be accessed on the Company intranet.

VII.	CUSTOMER, SUPPLIER AND COMPETITOR RELATIONS

The Company, its employees, and representatives must treat customers, business allies and suppliers fairly and may not engage in anticompetitive practices that unlawfully restrict the free market economy. In addition, the Company and employees and directors must comply with all U.S. and non-U.S. laws, rules and regulations applicable in the country, state and local jurisdiction where the Company conducts business.

Permissible Payments

The payment of normal discounts and allowances, commissions, fees, sales promotion activity, entertainment, and the extension of services and other customary courtesies in the ordinary course of business is permissible so long as they have been authorized and properly recorded. If a customer, supplier, vendor or government agency has adopted a more stringent policy than the Company’s regarding gifts and gratuities, then you must comply with that more stringent policy when dealing with that person or entity. (See below for a discussion of gifts to government representatives.)

Anti-Bribery

The Company’s objective is to compete in the marketplace on the basis of superior products, services and competitive prices. No payment in any form (whether funds or assets) shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business or to obtain any other favorable action. It is imperative that each and every person who does business with the Company understands that we will not, under any circumstances, give or accept bribes or kickbacks. A violation of this policy will subject you to corrective action as well as potential criminal prosecution.

Gifts

No gift should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to the Company. This applies equally to gifts to suppliers or vendors or non-governmental customers. (See below for a discussion of gifts to government representatives.)

Entertainment

Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.

Government Representatives

What is acceptable practice in the commercial business environment may be illegal or against the policies of federal, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Legal Department, except for items of nominal value having the Cirrus Logic logo (i.e., pens, coffee mugs, etc.).

In addition, the Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value to officials or political parties of foreign governments in order to obtain or retain business or to gain any improper advantage. Any proposed incentive to be given to government personnel to secure an improper advantage is not permitted. In your relations with governmental agencies or customers, the Company and you may not directly or indirectly engage in bribery, kickbacks, payoffs or other corrupt business practices. If you suspect that any payment is being used for improper purposes, you must immediately report the situation to the Legal Department for investigation.

In certain instances, the FCPA does allow what are referred to as “facilitating payments.” Typically, these are nominal payments given to relatively low-ranking government personnel to hasten the inspection of goods or the performance of other basic administrative tasks. Nonetheless, the Company strongly discourages these payments, and in any case, the payment must also be consistent with applicable laws of the host country. If you are faced with or anticipate a situation that may involve a facilitating payment, contact the Legal Department before taking any action.

The FCPA also prohibits knowingly falsifying the Company’s books and records or knowingly circumventing or failing to implement accounting controls.

Third-Party Agents

The Company’s business may involve the use of agents, consultants, brokers or representatives in connection with its dealings with governmental entities, departments, officials and employees. These arrangements may not be employed to do anything prohibited by this Code. The commissions or fees payable to a third party must be reasonable in amount for the services rendered in accordance with local business practices.

Antitrust Matters

Antitrust laws are intended to protect and promote free and fair competition. These laws apply to all U.S. and some non-U.S. transactions by businesses in the United States. Therefore, you should not exchange information with competitors regarding prices or market share and should refrain from exchanging other information that could be construed as a violation of antitrust laws.

A violation of antitrust laws is a serious offense. In the United States, it is not uncommon for individuals to be criminally prosecuted. You should report to the Legal Department any instance in which these discussions are initiated by other companies.

Agreements with Competitors

Formal or informal agreements with competitors that seek to limit or restrict competition in some way are often illegal. Unlawful agreements include those that seek to fix or control prices; allocate products, markets or territories; or boycott certain customers or suppliers. To ensure compliance with antitrust law, discussions with competitors regarding any of these potential agreements is a violation of Company policy and will subject you to corrective action, as well as the potential for criminal prosecution.

Agreements with Customers

Certain understandings between the Company and a customer are also considered anti-competitive and illegal. These include agreements that fix resale prices or that result in discriminatory pricing among customers for the same product. These types of restrictive understandings must not be discussed or agreed to with a customer.

Trade Association Activity

Contact with competitors at trade shows or trade association meetings is unavoidable. However, these contacts are not immune from antitrust law. Consequently, contact with competitors necessitated by these meetings should be as limited as possible and kept strictly to the subjects on the agenda for the meeting. In addition, employee participants in trade associations should consult with the Legal Department regarding any proposed association activity that would have a potential effect on competition, such as the development of product standards or an industry code of practice.

Boycotts

It is illegal under U.S. anti-boycott regulations to enter into an agreement to refuse to deal with potential or actual customers or suppliers, or otherwise to engage in or support restrictive international trade practices or boycotts. The Company will not agree to a contract, document or oral request containing language that could be interpreted as an attempt by any country to enforce a boycott. Even providing information may constitute a violation of U.S. law, which requires that boycott requests be immediately reported to the government even when a response is not provided, and calls for the imposition of fines and other penalties on U.S. parent companies in cases where their non-U.S. subsidiaries violate U.S. anti-boycott regulations. Therefore, any request for information or receipt of boycott-related documentation must be immediately reported to the Legal Department.

VIII.	EXPORT CONTROLS

It is our policy to fully comply with all applicable U.S. export, customs and trade control laws and regulations, licensing requirements, relevant non-U.S. laws and international sanctions. The Company is responsible for customs, export and trade control compliance, and will establish licensing and compliance programs. To the extent feasible, the Company is expected to perform due diligence and know its customer in any business transaction. Any investigation or inquiry by a U.S. governmental organization regarding alleged trade control violations or irregularities should be immediately reported to the Legal Department prior to taking any action. The Legal Department is available to answer any questions regarding customers, export licensing and trade controls and should be consulted as the need arises.

IX.	PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that our filings and submissions with the Securities and Exchange Commission (the “Commission”) be accurate and timely. Depending on your position with the Company, you may be called upon to provide necessary information to assure that the Company’s public reports and documents filed with the Commission and in other public communications by the Company are full, fair and understandable. The Company expects you to provide prompt, accurate answers to inquiries related to the Company’s public disclosure requirements.

X.	RECORD MANAGEMENT

The Legal Department has company-wide responsibility for developing, administering and coordinating the record management program, and issuing retention guidelines for specific types of documents. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as pursuant to prudent business practices. The Company prohibits any employee or director from altering, destroying, mutilating or concealing a record, document, or other object, or attempt to do so, with the intent to impair the object’s integrity or availability for use in an official proceeding. You can contact the Legal Department for specific information on the Company’s Document Retention Policy.

XI.	RECORDING TRANSACTIONS

We have established and maintain a high standard of accuracy and completeness in our financial records. These records serve as the basis for managing our business, for measuring and fulfilling its obligations to employees, customers, suppliers and others, and for compliance with tax and financial reporting requirements.

In the preparation and maintenance of records, employees must make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the financial transactions of the Company. These records must comply with generally accepted accounting practices and principles. Accounting entries must be promptly and accurately recorded and properly documented. No accounting entry may intentionally distort or disguise the true nature of any transaction. The Company prohibits the establishment of any undisclosed or unrecorded funds or assets for any purpose.

Each employee must maintain accurate records of transactions, time reports, expense accounts and other company records. You are prohibited from making a representation, either in a document or in oral communication, which is other than fully accurate. The Company has devised, implemented and maintained a system of internal accounting controls that is sufficient to provide reasonable assurances that financial transactions are properly authorized, executed and recorded. You must comply with this system and report any incident that you believe is in violation of the requirements of this system.

See “Reporting Violations” in Section XV below for specific information on reporting violations of this Code, as well as issues regarding accounting, internal accounting controls or auditing matters, harassment or discrimination, or any other issue.

XII.	USE AND PROTECTION OF COMPANY ASSETS

Company assets are to be used only for the legitimate business purposes of the Company and its subsidiaries and only by authorized employees or their designees. This includes both tangible and intangible assets.

Some examples of tangible assets include office equipment, such as telephones, copy machines, computers, furniture, supplies and production equipment. Some examples of intangible assets include intellectual property, such as pending patent information, trade secrets or other confidential or proprietary information (whether in printed or electronic form).

You are responsible for ensuring that appropriate measures are taken to assure that Company assets are properly protected. In addition, you should take appropriate measures to ensure the efficient use of Company assets, since theft, carelessness and waste have a direct impact on the Company’s profitability.

Use of E-mail and the Internet

The use of the Company’s electronic mail (e-mail) system and connection to the Internet should be used primarily for Company business. All employees, officers and directors should use the same care, caution and etiquette in sending e-mail messages as in all other written or oral business communications. The Company will not tolerate discriminatory, offensive, defamatory, pornographic and other similar type of messages or materials sent by e-mail or accessed through the Internet. Since the e-mail system and Internet connection are Company resources, the Company reserves the right at any time to monitor and inspect without notice, all electronic communications using these Company resources.

Computer Software

Most computer software is protected by copyrights. The Company’s policy is to respect copyrights and to strictly adhere to all relevant laws and regulations regarding the use and copying of computer software. Therefore, the unauthorized duplication of software, whether or not owned by the Company, is prohibited, even if the duplication is for business purposes, is of limited duration, or is otherwise accepted local practice.

XIII.	DELEGATION OF AUTHORITY

See the Company’s Policy on Transaction Processing and Signature Authority Policy that is accessible on the Company’s intranet.

XIV.	MONITORING AND ENFORCEMENT

You should take steps to ensure compliance with the standards set forth in this Code in the operations of the Company. If there are instances of non-compliance, employees and directors shall ensure timely and reasonable remediation of any non-compliance, whether found by internal or external monitors, and ensure that adequate steps are taken to prevent the recurrence and/or occurrence in the Company. In instances where the proper and ethical course of action is unclear, you should seek counsel from the Legal Department.

All managerial personnel are responsible for the necessary distribution of this Code to ensure employee knowledge and compliance on a worldwide basis.

XV.	REPORTING VIOLATIONS

You are encouraged to submit any concerns or complaints anonymously and/or confidentially regarding violations of this Code, accounting, internal accounting controls or auditing matters, harassment, discrimination, or any other issue by contacting Ethicspoint, an independent reporting system provider, by phone at 1-866-384-4277 (1-866-ETHICSP), or through its website at www.ethicspoint.com. The values and responsibilities outlined in this Code are important to the Company and must be taken seriously by all employees. As a result, violations of these values and responsibilities will not be tolerated.

You are encouraged to speak to your supervisor, manager or other appropriate personnel when in doubt about the best course of action in a particular situation. You are also encouraged to promptly report information or knowledge of any act in violation of the laws, rules, regulations or this Code, or which you believe to be unethical.

In no event will any action be taken against you for making a complaint or reporting, in good faith, known or suspected violations of Company policy. You will not lose your job for refusing an order you reasonably believe would violate the provisions of this Code, and any retaliation against you is prohibited.

Any report by an employee or director will be kept confidential to the extent permitted by law and regulation and the Company’s ability to address these concerns. In certain instances, the identity of the reporting employee, officer or director may be provided to those persons involved in the investigation.

XVI.	CORRECTIVE ACTION

Violations of the rules and policies of conduct set forth in this Code may result in one or more of the following corrective actions, as appropriate:

•	a warning;

•	a reprimand (noted in the employee’s personnel record);

•	probation;

•	demotion;

•	temporary suspension;

•	required reimbursement of losses or damages;

•	termination of employment; and/or

•	referral for criminal prosecution or civil action.

Corrective actions may apply to any supervisor who directs or approves any prohibited actions, or has knowledge of them and does not promptly correct them.

As stated above, reporting possible violations of this Code will not result in retaliation against the employee for making this report.

Conduct that violates this Code may also violate federal or state laws or laws outside the United States. These violations may subject you to prosecution, imprisonment and fines. The Company may also be subject to prosecution and fines for your conduct.

XVII.	AMENDMENT, MODIFICATION, WAIVER AND TERMINATION OF PROVISIONS OF THE CODE

We reserve the right to amend, modify, waive or terminate these rules and policies at any time for any reason.

We will disclose any waivers of this Code made to executive officers or directors of the Company, subject to the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and all applicable listing rules. Waivers of this Code can only be granted by the Board of Directors or the Governance and Nominating Committee of the Board of Directors.